                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-L(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. )1


                            Akamai Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    00971T101
                                 (CUSIP Number)

                               George H. Conrades
                          c/o Akamai Technologies, Inc.
               8 Cambridge Center, Cambridge, Massachusetts 02142
                                 (617) 444-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00971T101             13D                            PAGE 2 OF 6 PAGES



1.       NAMES OF REPORTING PERSONS          George H. Conrades

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                      (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         OO, PF (Please refer to Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

     NUMBER OF SHARES        7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                   6,187,471
   REPORTING PERSON WITH

                             8.       SHARED VOTING POWER
                                             0

                             9.       SOLE DISPOSITIVE POWER
                                             6,187,471

                             10.      SHARED DISPOSITIVE POWER
                                             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,187,471

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2%

14.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY OF THE ISSUER.

         This statement relates to common stock, $0.01 par value per share, of Akamai Technologies, Inc., a Delaware Corporation (the "Issuer"). The principal executive office of the Issuer is located at 8 Cambridge Center, Cambridge, Massachusetts 02142.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (f)

         This statement is being filed by George H. Conrades. Mr. Conrades's principal occupation is serving as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. He is a citizen of the United States of America. His business address is 8 Cambridge Center, Cambridge, Massachusetts 02142. The Issuer's principal address is 8 Cambridge Center, Cambridge, Massachusetts 02142, and its principal business is to provide services and software related to e-business infrastructure.

         During the last five years, Mr. Conrades has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities reported herein were acquired over several years from the time Mr. Conrades joined the Issuer in March 1999 through April 2003. Mr. Conrades acquired the securities through various means, including (i) a Restricted Stock Agreement, dated March 26, 1999, between Mr. Conrades and the Issuer (the "Restricted Stock Agreement"), whereby Mr. Conrades paid for the securities through a $1,980,000 Promissory Note dated as of March 26, 1999 (the "Promissory Note"), (ii) distributions by Polaris Venture Partners II, L.P. and Polaris Venture Partners Founders' Fund II, L.P. (collectively, the "Polaris Funds") to its partners, including Mr. Conrades from August 2000 through February 2001, without any consideration paid, (iii) open market purchases made using personal funds from February 2002 through February 2003 , and (iv) a distribution made on April 15, 2003 pursuant to the terms of the Grantor Retained Annuity Trust M/B George H. Conrades U/A/D August 10, 1999 (the "Trust"). The Promissory Note has been repaid in full by Mr. Conrades.

ITEM 4. PURPOSE OF TRANSACTIONS.

         Mr. Conrades acquired the securities reported herein for various purposes, including (i) pursuant to the Restricted Stock Agreement in connection with his position as an executive officer and director of the Issuer, (ii) distributions by the Polaris Funds to its partners, (iii) securities purchased on the open market for investment purposes, and (iv) a distribution pursuant to the terms of the Trust. In the future, Mr. Conrades may acquire additional shares of common stock or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

         As the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Mr. Conrades from time to time may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D. Except as otherwise described herein, Mr. Conrades has no plan or proposal with respect to the Issuer which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of April 15, 2003, Mr. Conrades beneficially owned 6,187,471 shares of the Issuer's common stock, which represents 5.2% of the 117,877,105 outstanding shares of the Issuer's common stock as of April 15, 2003. Mr. Conrades has the sole power to vote or dispose of all of such shares of common stock and does not share voting or dispositive power with respect to any shares of the Issuer's common stock.

         (c) Mr. Conrades has not effected any transactions in the common stock during the 60 days prior to April 15, 2003.

         (d) Mr. Conrades has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by him.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to a Stock Option Agreement dated July 12, 2002, Mr. Conrades was granted an option to purchase 7 50,000 shares of common stock at an exercise price of $1.26 per share, which option expires 10years from the date of grant, or if earlier, the termination of Mr. Conrades' employment.

         Except as described herein, Mr. Conrades has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following document is filed as an Exhibit to this schedule and is incorporated by reference herein.

Exhibit No.       Description
-----------       -----------
       1.         $1,980,000 Promissory Note dated as of March 26, 1999 between
                  George Conrades and Akamai Technologies, filed as Exhibit
                  10.17 to Akamai's Form S-1 filed August 20, 1999, and is
                  incorporated by reference herein.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Dated:  February 10, 2004


                                 By: /s/ George H. Conrades
                                    -----------------------
                                    George H. Conrades
                                    Chairman of the Board of Directors and Chief
                                    Executive Officer